EXHIBIT 21

FLEETBOSTON FINANCIAL CORPORATION
SUBSIDIARIES OF THE CORPORATION

SUBSIDIARY	JURISDICTION OF INCORPORATION
Fleet National Bank	United States
Fleet Bank (RI), National Association	United States
Fleet Credit Card Holdings, Inc.	Delaware
Fleet Holding Corp.	Rhode Island
Fleet Capital Corporation	Rhode Island
Fleet Leasing Partners I, L.P.	Rhode Island
Fleet Business Credit, LLC	Delaware
Fleet RI Holding Corp.	Rhode Island
Fleet Investment Advisors Inc.	New York
Boston World Holding Corporation	Massachusetts
Boston Overseas Financial Corporation S.A.	Argentina
Fleet Growth Resources, Inc.	Rhode Island
Quick & Reilly/Fleet Securities, Inc.	Delaware
Robertson Stephens Group, Inc.	Delaware
BancBoston Investments Inc.	Massachusetts
BancBoston Capital, Inc.	Massachusetts